UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Christopher Mayer
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,978,902,500	$91,452.31

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 33,668,000 shares of common stock of Ventana Medical Systems, Inc. (“Ventana”) outstanding as of March 31, 2007, all options outstanding as of March 31, 2007 with respect to 6,022,000 shares of common stock of Ventana, and all restricted stock and restricted stock units outstanding as of March 31, 2007 with respect to 28,700 shares of common stock of Ventana. The number of outstanding shares, options, and restricted stock and restricted stock units is contained in Ventana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Rocket Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland, to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”) of Ventana Medical Systems, Inc., a Delaware corporation, at $75.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated June 27, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement dated June 27, 2007.
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 27, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2007

ROCKET ACQUISITION CORPORATION

By:
/s/  Beat Kraehenmann
Name: Beat Kraehenmann
Title: Secretary

ROCHE HOLDING LTD

By:
/s/  Bruno Maier
Name: Bruno Maier
Title: Authorized Signatory

By:
/s/  Beat Kraehenmann
Name: Beat Kraehenmann
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated June 27, 2007
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(vii)	Summary Advertisement dated June 27, 2007
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 27, 2007
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable